Filed by Carnival Corporation
Pursuant to Rule 425 under the Securities Act of 1933,
as amended
and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Commission File No.: 001-9610

The following is an email sent on behalf of Bettina Deynes, Global Chief Human Resources Officer of Carnival Corporation & plc, to employees holding Carnival plc equity awards on December 19, 2025.

Carnival plc Share Plan Equity Incentive Program

Subject: Important Update on Your Carnival plc Equity Incentive Awards—What to Expect (No Action Needed)

Dear Team Member,

As we shared during our quarterly earnings announcement, we are proposing to simplify our existing Carnival Corporation & plc dual listed company (DLC) arrangement and streamline our legal corporate structure. Our goal: to move from two separate share listings trading at different prices in New York and London to a single stock listing on the New York Stock Exchange (NYSE) under Carnival Corporation (with Carnival plc as its wholly owned UK subsidiary) and one share price globally. We also propose to shift Carnival Corporation's legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards.

I’m reaching out regarding how this will affect your participation in the Carnival plc Equity Incentive Plan.

What this means

These are legal changes that do not affect our core UK operations, our commitment to the vital UK market, our UK team member roles or employment terms, or our significant corporate presence in Southampton, which remains the home office of the P&O Cruises and Cunard Cruises brands.

This change also does not affect the purpose of our equity incentive program. That means your equity incentives will remain intact—no action is needed on your part.

Any outstanding awards scheduled to vest prior to May 2026 will vest as normal and be settled in Carnival plc shares.

What to expect

Shareholders will be asked to vote on the proposals at shareholder meetings planned for April 2026. Once approved and on completion of the unification (expected in 2Q2026), Carnival plc will no longer be a publicly traded company and will become a subsidiary of Carnival Corporation. As a result, after unification:

•	All your outstanding unvested Carnival plc restricted stock units (TBS and/or PBS RSUs) will convert on a one-for-one share exchange basis into Carnival Corporation TBS and PBS RSUs subject to the Carnival Corporation 2020 Stock Plan.

o	The company and our plan administrator will handle the conversion seamlessly.
o	You’ll have the same number of RSUs with the same vesting schedule and terms.
o	Following the exchange, EquatePlus will show your RSU and vested stock holdings as Carnival Corporation shares.
o	Going forward, you’ll receive Carnival Corporation shares upon vesting and release.

•	Looking ahead, future grants (including the upcoming 2026 annual equity award) will be made under the Carnival Corporation 2020 Stock Plan over Carnival Corporation shares.

o	For 2026 only, the annual grant—which typically occurs each April—will be delayed slightly to take place under the new unified structure.
o	This shift does not affect the regular April vesting and release timing, nor does it affect future annual grant timing after 2Q2026.

Why the change?

After unification, Carnival plc will no longer have publicly traded shares, so we’ll use Carnival Corporation shares for all our equity programs globally. This simplifies things and enables all equity participants to benefit equally and fully from a single share price globally.

We couldn’t succeed without you, and we’re pleased to keep recognizing your contributions. That’s why our equity incentive plan continues unchanged in its purpose: rewarding achievement, retaining top talent, and aligning our performance with driving shareholder value—just as before—but now under one global share price and one unified plan.

For your convenience, we’ve attached Qs&As with information about the unification and the Carnival plc Equity Incentive Plan. If you have any other questions about your equity grants, feel free to reach out to the Carnival Corporation & plc Global Equity team at [email]. For more about the unification, see our information page on our corporate website CarnivalCorp.com/unify.

Thank you for your contributions, and for doing your part in driving our collective success.

Sincerely,

Bettina Deynes
Global Chief Human Resources Officer
Carnival Corp. & plc

Carnival Corporation Unifies DLC Arrangement

Q&As: Carnival plc Share Plan Equity Incentive Program

On December 19, 2025, Carnival Corporation & plc announced that our Boards of Directors recommend simplifying our existing Carnival Corporation & plc dual listed company (DLC) arrangement and streamlining our legal corporate structure. Our goal: to move from two separate share listings trading at different prices in New York and London to a single stock listing on the New York Stock Exchange (NYSE) under Carnival Corporation (with Carnival plc as its wholly owned UK subsidiary) and one share price globally.

Unification will eliminate the different pricing between the two share listings, simplify governance, reporting and administrative complexity, reduce costs and is expected to increase our company’s weighting in key U.S. stock indices. Together, these factors will strengthen our ability to deliver long-term shareholder value while preserving our core business strategy and key shareholder voting and economic rights.

We also propose to shift Carnival Corporation's legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards.

Supporting Employee Share Programs

These are legal changes that do not affect our business fundamentals, including our underlying assets and operations, Board composition, executive leadership team, team member roles or employment terms, or our commitment to the vital UK market and our Southampton presence. It also does not affect the purpose of our employee equity programs, which offer you the opportunity to build ownership in the company to participate directly in the business success you help drive.

Q:	What impact does this have on stock-based employee incentive plans?

A:	The fundamental purpose of the company’s employee stock-based incentive program will remain unchanged. The most visible change—particularly if you’ve previously received Carnival plc shares—is that following unification, all share awards will be shares in Carnival Corporation (legally incorporated in Bermuda) rather than Carnival plc shares. All other aspects, including how the programs operate and pay out in EquatePlus, as well as the timing and process for share vesting are expected to remain substantially the same.

For 2026 only, the annual grant—which typically occurs each April—will be delayed slightly to take place under the new unified structure. This shift does not affect the regular April vesting and release timing, nor does it affect future annual grant timing after 2Q2026.

Q:	Will anything change in how I access/view my equity incentive awards and related shares?

A:	You may still access your shares—both vested and unvested—on EquatePlus, just like you do today. If you currently own Carnival plc shares, they will be exchanged for Carnival Corporation shares on a one-for-one share basis following the unification and legal incorporation in Bermuda effective date (expected to be in 2Q2026). If you own Carnival Corporation shares, you will continue to hold your existing shares.

Q:	How will this impact outstanding unvested equity awards under the Carnival plc 2024 Employee Share Plan?

A:	Any outstanding unvested Carnival plc equity awards scheduled to vest prior to the unification and legal incorporation in Bermuda becoming effective (expected to be in 2Q2026) will be settled in Carnival plc shares.

Following the unification, any outstanding unvested equity awards under the Carnival plc 2024 Employee Share Plan will be replaced with awards and grant agreements under the Carnival Corporation 2020 Stock Plan on an equivalent basis (one-for-one share unit exchange basis). The type of awards, number of units, timing of vesting and other terms won’t change. The only difference will be that shares will be settled in Carnival Corporation shares upon release.

Q:	How will new equity incentive awards be handled going forward?

A:	Very little will change. The fundamental purpose of the company’s employee stock-based incentive program will remain the same. The most visible change—particularly if you’ve previously received Carnival plc shares—is that following unification, all share awards will be shares in Carnival Corporation (legally incorporated in Bermuda) rather than Carnival plc shares. All other aspects, including how the programs operate and pay out in EquatePlus, as well as the timing and process for share vesting are expected to remain substantially the same.

For 2026 only, the annual grant—which typically occurs each April—will be delayed slightly to take place under the new unified structure. This shift does not affect the regular April vesting and release timing, nor does it affect future annual grant timing after 2Q2026.

Q:	Will team members who are currently eligible to participate in equity incentive award programs still be able to participate following the unification?

A:	No changes to eligibility are expected as a result of unification.

Q:	What actions do equity incentive program participants need to take?

A:	No action is needed by equity incentive program participants.

•	For outstanding Carnival Corporation grants, nothing changes.
•	Outstanding Carnival plc grants will be replaced with Carnival Corporation grants following the unification and legal incorporation in Bermuda becoming effective.
o	Your HR team and the administrator will fully manage the process for you.
o	There is no cost to you for the exchange.
•	For more information contact the Carnival Corporation & plc Global Equity team at [email].

Q:	Why will the share price be based in USD following the unification, and how does that impact team members outside the U.S. who participate in equity-based incentive and benefits programs?

A:	Following the unification, Carnival Corporation & plc will have one global share listed on the New York Stock Exchange, which operates in U.S. dollars. As a result, all equity-based employee programs will be denominated in USD. This is standard practice for global companies whose shares trade on a U.S. exchange. Currency conversions will occur using the prevailing exchange rate at the time of each transaction. Exchange rates fluctuate, so sometimes the conversion may be favorable and other times less favorable. This variability is a normal aspect of participating in global equity programs tied to a U.S.-listed stock. Our goal is to ensure all eligible employees share in the long-term success of the company, and currency conversion is an inherent part of that process.

Q:	How will my 2026 and future TBS and PBS target monetary values that I see on my Compensation Statement be converted and allocated into units/shares if I am paid in a non-U.S. currency?

A:	Your grant value will be converted to USD using the exchange rate on the grant date, then divided by the designated share allocation price and rounded down to the nearest whole share to determine the number of units granted to you. The number of units you receive at grant will reflect the full value that was communicated to you. For example, if the value communicated was £10,000, you’ll receive a number of units worth £10,000 converted into USD for the calculation. Any currency exchange rate movement only matters at the time you sell, not at the time of grant.

Q:	When I sell my NYSE: CCL shares through EquatePlus in the future, how will I receive my sale proceeds in my local currency?

A:	EquatePlus automatically converts sale proceeds into the currency of your bank account that you link in EquatePlus. For example, if your bank account is in GBP, proceeds from selling USD-denominated shares will be converted to GBP at the wholesale exchange rate (minus the FX spread/fee) and deposited into that account. If you prefer to receive proceeds in USD, you must register a USD-denominated bank account in EquatePlus. Additionally, you can select a preferred currency in EquatePlus so that you can view your estimated gross holdings at any time in your local currency.

Q:	How are dividends handled for NYSE: CCL shares owned outright in EquatePlus?

A:	Dividends on shares you own outright in EquatePlus are automatically reinvested through a Dividend Reinvestment Plan (DRIP) on the official payment date. That means that the dividend is used to purchase additional NYSE: CCL shares. Fractional shares are allowed in this case, so your entire dividend amount is used to acquire additional shares, which will appear in your EquatePlus portfolio. Note that this is the same dividend process that is currently used for NYSE: CCL shares as well as LSE: CCL shares held in EquatePlus. There is no option in EquatePlus to receive cash dividends.

Q:	Where may I get more information about how unification affects employee shareholders?

A:	Additional details will be included in the shareholder materials that are expected to be filed with the U.S. Securities and Exchange Commission (SEC) and made available to all Carnival Corporation and Carnival plc shareholders—including employee shareholders—in February 2026. You may also visit CarnivalCorp.com/unify or the Investor Relations section of Carnivalplc.com.

You may also contact your own tax and financial advisors for more information.

Important Information for Investors and Stockholders

In connection with the proposed unification and redomiciliation transactions, Carnival Corporation plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, containing a Proxy Statement/Prospectus relating to the proposed transactions (collectively, the “Proxy Statement”), and Carnival plc plans to file the Proxy Statement with the SEC. Investors and securityholders of Carnival Corporation and Carnival plc are urged to read the Registration Statement, the Proxy Statement and any other relevant documents filed with the SEC when they are available, because they contain, or will contain, important information about Carnival Corporation and Carnival plc, the proposed transactions and related matters. The final Proxy Statement will be mailed to shareholders of Carnival Corporation and Carnival plc. Investors and securityholders of Carnival Corporation and Carnival plc will be able to obtain copies of the Registration Statement and the Proxy Statement, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Carnival Corporation and Carnival plc, without charge, at the SEC’s website (http://www.sec.gov). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication shall not constitute or form the basis of, and should not be relied on in connection with, any contract or investment decision in relation to the securities of Carnival Corporation or Carnival plc or any other entity.

Participants in the Solicitation

Carnival Corporation, Carnival plc and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Carnival Corporation’s and Carnival plc’s shareholders in respect of the proposed transactions under the rules of the SEC. Information regarding Carnival Corporation’s and Carnival plc’s directors and executive officers is available in Carnival Corporation’s and Carnival plc’s joint Annual Report on Form 10-K for the year ended November 30, 2024 and Carnival Corporation’s and Carnival plc’s joint proxy statement, dated February 28, 2025, for its 2025 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Carnival Corporation’s securities by Carnival Corporation’s directors or executive officers or Carnival plc’s securities by Carnival plc’s directors or executive officers from the amounts described in Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement, the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements herein regarding the proposed unification and redomiciliation transactions, future financial and operating results, benefits of the transactions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed unification and redomiciliation transactions and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental and court approvals of the transactions on the proposed terms and schedule, the failure of Carnival Corporation and Carnival plc shareholders to approve the transactions, the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control and the parties’ ability to achieve the benefits from the proposed transactions. Additional factors that may affect future results are contained in Carnival Corporation’s and Carnival plc’s filings with the SEC, including Carnival Corporation’s and Carnival plc’s most recent joint Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and, except to the extent legally required, any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.